August 24, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Janice Adeloye and Taylor Beech

Re:	MedAvail Holdings, Inc.
Registration Statement on Form S-3
Filed August 12, 2022
File No. 333-266842

Acceleration Request
	Requested Date:	August 26, 2022
	Requested Time:	4:30 p.m. (Eastern Time)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, MedAvail Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statements be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Eric Hsu at (650) 849-3305.

Very truly yours,

MedAvail Holdings, Inc.

/s/ Ramona Seabaugh
Ramona Seabaugh
Chief Financial Officer

cc:	Brian Schlerf
Mark Doerr
MedAvail Holdings, Inc.

Philip Oettinger
Eric Hsu
Wilson Sonsini Goodrich & Rosati, P.C.